==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                      National Transaction Network, Inc.
- ------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.015 par value per share
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  638221 30 9
- ------------------------------------------------------------------------------
                                (CUSIP Number)


           Shaul I. Ezer, Secretary, BCE Investments (Canada) Inc.,
   1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7
                             Canada (514-397-7265)
- ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 13, 1996
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(1)(a) for other parties to whom copies are to be sent.

- -----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 638221 30 9                  Page _____ of _____ pages
=============================

              Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

 1  BCE Investments (Canada) Inc.

 2  Check The Appropriate Box If a Member Of a Group (See Instructions)(A) [ ]

    Not applicable                                                     (B) [ ]

 3  SEC Use Only

 4  Source of Funds (See Instructions)

              Not applicable

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d or 2(e)

    Not applicable

 6  Citizenship or Place of Organization

              Canada

     Number of     7    Sole Voting Power        -   0
      Shares
   Beneficially    8    Shared Voting Power      -   0
     Owned by
       Each        9    Sole Dispositive Power   -   0
     Reporting
    Person with   10    Shared Dispositive Power -   0

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

              0

 12  Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                             [ ]

     Not applicable

 13  Percent of Class Represented by Amount in Row (11)

     0%

 14  Type of Reporting Person (See Instructions)

     CO


         BCE Investments (Canada) Inc. ("BCEI") hereby amends and supplements its Report on Schedule 13D, originally dated May 9, 1994, as subsequently amended and restated as of June 15, 1994, (the "Schedule 13D"), with respect to the shares of Common Stock, $0.15 par value, of National Transaction Network, Inc.

         Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         The transaction contemplated by the Purchase Agreement (as defined in Item 4 below) was consummated on September 13, 1996.


Item 1.  Security and Issuer
         -------------------

         The response set forth in Item 1 of the Schedule 13D is hereby replaced by the following information:

         The class of equity securities to which this statement applies is the common stock, $0.15 par value (the "Common Stock"), of National Transaction Network, Inc., a Delaware Corporation, ("NTN"), which has its principal offices at 9 Kane Industrial Drive, Hudson, Massachusetts 01749. The par value of the Common Stock was increased from $0.01 to $0.15 per share as a result of a 1:15 reverse stock split completed by NTN on October 22, 1993.

Item 2.  Identity and Background
         -----------------------

         The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

         On November 15, 1994, the name of BCE Telecom International Inc. was changed to BCE Investments (Canada) Inc. On November 11, 1994, BCEI changed the address of its principal place of business to 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7, Canada. The directors and officers of BCEI and BCE are set forth in Exhibits A and B, respectively, attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         As BCEI disposed of its interest in the shares of Common Stock of NTN, Item 3 is not applicable to the transaction covered by this amendment.

         Notwithstanding the foregoing, the response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

         The warrants held by BCEI, previously known as BCE Telecom International Inc., to purchase 13,417 shares of Common Stock (subject to adjustment) of NTN expired unexercised on October 5, 1994.

Item 4.  Purpose of Transaction
         ----------------------

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

         On September 13, 1996, BCEI and Mr. Nelson Doubleday ("Doubleday") entered into a share purchase agreement (the "Purchase Agreement"), copy of which is attached hereto as Exhibit Q, with International Verifact Inc. ("IVI"), a Canadian company, whereby BCEI and Doubleday sold to IVI all of their interests in the shares of Common Stock of NTN at a price of U.S. $0.46 per share representing an aggregate purchase price of U.S. $1,254,162.40. As a result, BCEI sold to IVI 1,261,263 shares of Common Stock of NTN (representing 38.8% of the issued and outstanding shares of Common Stock of NTN) for aggregate proceeds of disposition of U.S. $580,180.98. Doubleday sold to IVI 1,465,177 shares of Common Stock of NTN (representing 45.1% of the issued and outstanding shares of Common Stock of NTN) for aggregate proceeds of disposition of U.S. $673,981.42. IVI satisfied the purchase price of the shares of Common Stock of NTN by (i) the issuance by IVI to BCEI of an aggregate of 106,971 common shares of IVI's share capital and (ii) the issuance by IVI to Doubleday of an aggregate of 124,059 common shares of IVI's share capital.

         BCEI does not currently intend to acquire any additional shares of Common Stock or other securities of NTN.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

         As a result of the disposition by BCEI of the 1,261,263 shares of Common Stock of NTN pursuant to the Purchase Agreement, BCEI no longer holds any interest in securities of NTN.

         No director or officer of BCEI or BCE holds any securities of NTN.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         --------------------------------------------------------------

         The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

         On September 13, 1996, BCEI disposed of all of its interest in the shares of Common Stock of NTN under the terms and conditions of the Purchase Agreement described in Item 4 hereof, copy of which is attached hereto as Exhibit Q.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information:

         Exhibit Q:  Share Purchase Agreement dated September 13, 1996 among
                     BCE Investments (Canada) Inc., Nelson Doubleday and International Verifact Inc.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 1996


                                 BCE INVESTMENTS (CANADA) INC.



                                 By:/s/ Shaul I. Ezer
                                 Title: Secretary


                                  EXHIBIT "A"

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         BCE INVESTMENTS (CANADA) INC.


         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Investments (Canada) Inc. ("BCEIC") are set forth below. If no business address is given the director's or executive officer's business address is 1000,rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.



Name and Relationship to                     Present Principal Occupation Including
BCEIC                                           Name and Address of Employer               Citizenship

Frederick J. Andrew                          Vice-President and Treasurer, BCE Inc.        Canadian
Director and Vice-President
and Treasurer

Derek H. Burney                              Chairman, President and Chief Executive       Canadian
Director                                     Officer, Bell Canada International Inc.,
                                             1000, rue de la Gauchetiere Ouest,
                                             Bureau 1100, Montreal, Quebec H3B 4Y8

Josef J. Fridman                             Senior Vice-President, Law and Corporate      Canadian
Director and President and                   Secretary, BCE Inc.
Chief Executive Officer

Shaul I. Ezer                                Assistant General Counsel, Projects,          Canadian
Secretary                                    BCE Inc.

Lynton R. Wilson                             Chairman and Chief Executive Officer,         Canadian
Director and Chairman of                     BCE Inc.
the Board


                                  EXHIBIT "B"

                 DIRECTORS AND EXECUTIVE OFFICERS OF BCE INC.


         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Investments (Canada) Inc. ("BCE") are set forth below. If no business address is given the director's or executive officer's business address is 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.



                                             Present Principal Occupation Including
Name and Relationship to BCE                    Name and Address of Employer                  Citizenship

Ralph M. Barford                             President                                        Canadian
Director                                     Valleydene Corporation Limited
                                             20 Eglington Avenue West
                                             Suite 1903, P.O. Box 2026
                                             Toronto, Ontario M4R 1K8

Warren Chippindale                           Consultant                                       Canadian
Director                                     142, rue Cuttle
                                             P.O. Box 89
                                             Mont-Tremblant, Quebec J0T 1Z0

Richard J. Currie                            President                                        Canadian
Director                                     George Weston Limited
                                             22 St. Clair Avenue East, Suite 2001
                                             Toronto, Ontario M4T 2S7

Jeannine Guillevin Wood                      Company director                                 Canadian
Director                                     3555, ch. Cote-des-Neiges, Suite 210
                                             Montreal, Quebec H3H 1V2

Gerald J. Maier                              Chairman of the Board                            Canadian
Director                                     TransCanada PipeLines Limited
                                             2900, 240 Fourth Avenue S.W.
                                             Calgary, Alberta T2P 4L7

John H. McArthur                             Member of the Faculty                            Canadian
Director                                     School of Business Administration
                                             Harvard University
                                             Soldiers Field, Fowler House 32
                                             Boston, Massachusetts, U.S.A. 02163

J. Edward Newall                             Vice-Chairman and Chief Executive Officer        Canadian
Director                                     NOVA Corporation Ltd.
                                             801 -7th Avenue S.W.
                                             P.O. Box 2535, Station M
                                             Calgary, Alberta T2P 2N6

Ronald W. Osborne                            President                                        Canadian
Director and Officer                         BCE

Guy Saint-Pierre                             Chairman of the Board                            Canadian
Director                                     Groupe SNC-Lavalin Inc.
                                             455, boul. Rene-Levesque Ouest, 21(e) etage
                                             Montreal, Quebec H2Z 1Z3

Louise B. Vaillancourt                       Company director                                 Canadian
Director                                     115, ch. Cote Sainte-Catherine, app.702
                                             Montreal, Quebec H2V 4R3

Lynton R. Wilson                             Chairman and Chief Executive Officer             Canadian
Director and Officer                         BCE

Victor L. Young                              Chairman and Chief Executive Officer             Canadian
Director                                     Fishery Products International Limited
                                             70 O'Leary Avenue
                                             P.O. Box 550
                                             St. John's, Newfoundland A1C 5L1

Frederick J. Andrew                          Vice-President and Treasurer                     Canadian
Officer                                      BCE

Thomas J. Bourke                             Group Vice-President,                            Canadian
Officer                                      Directories of BCE;
                                             President and Chief Executive Officer
                                             Tele-Direct (Publications) Inc.
                                             1600, boul. Rene-Levesque Ouest
                                             Suite 1850
                                             Montreal, Quebec H3H 1P9

Josef J. Fridman                             Senior Vice-President, Law                       Canadian
Officer                                      and Corporate Secretary
                                             BCE

David A. Lazzarato                           Vice-President and Comptroller                   Canadian
Officer                                      BCE

Peter J.M. Nicholson                         Senior Vice-President, Corporate Strategy        Canadian
Officer                                      BCE

Peter M. Sharpe                              Vice-President, Corporate Services               Canadian
Officer                                      BCE